MH Elite Portfolio of Funds, Inc.
                                   220 Russell Avenue
                                    Rahway, NJ 07065
                                    1-800-318-7969




October 3, 2003





U.S. Securities and Exchange Commission
Division of Investment Management
Washington, D. C. 20549


RE:  	MH Elite Portfolio of Funds, Inc.
1933 Act Registration No. 333-50885
1940 Act File No. 811-08763
Amendment Withdrawal of an amendment to a registration statement


Ladies and Gentlemen:


MH Elite Portfolio of Funds, Inc. (the "Registrant") hereby requests, pursuant to Rule 477(a) under the Securities Act of 1933, that the post-effective amended registration filed in error with the U. S. Securities Exchange Commission on September 2, 2003 be withdrawn.










								Sincerely,



								Harvey Merson
								President